Conectiv Energy Supply, Inc.
Consolidated Balance Sheet
(Dollars in Millions)
(Unaudited)

	As of September 30, 2004
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
Accounts receivable from associated companies	*
Inventories, at average cost	*
Prepayments	*
	*
Investments and Other Assets	
Goodwill and other intangibles	*
Other	*
	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less: Accumulated depreciation	*
Net Plant	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Interest and taxes accrued	*
Note payable to associated companies	*
Other	*
	*
Deferred Credits and Other Liabilities	
Derivative instruments	*
Other	*
	*
Capitalization	
Common stock	*
Additional paid-in capital	*
Other comprehensive income	*
Retained earnings	*
Conectiv money pool loan	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
  Utility Holding Company Act of 1935.

Conectiv Energy Supply, Inc.
Consolidated Statements of Income
Dollars in Millions
(Unaudited)

	Nine Months Ended September 30, 2004
OPERATING REVENUES	
Electric	*
Gas	*
Other	*
	*
OPERATING EXPENSES	
Electric fuel and purchased energy and capacity	*
Gas purchased	*
Cost of sales	*
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
  Utility Holding Company Act of 1935.